SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 27)*

Appian Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03782L101

(CUSIP Number)

Abdiel Capital

90 Park Avenue, 29th Floor

New York, NY 10016

Attn: Colin T. Moran

Tel: (646) 496-9202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03782L101

1.	NAME OF REPORTING PERSON Abdiel Qualified Master Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,122,245
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,122,245

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,122,245
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5% (1)(2)
14.	TYPE OF REPORTING PERSON PN

(1)

Based on 37,834,226 shares of Class A Common Stock outstanding as of November 2, 2020, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2020 filed with the Securities and Exchange Commission on November 5, 2020.

(2)	Represents approximately 1.4% of the total voting power of all outstanding shares of Class A and Class B Common Stock.

CUSIP No. 03782L101

1.	NAME OF REPORTING PERSON Abdiel Capital, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 158,833
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 158,833

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,833
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)(2)
14.	TYPE OF REPORTING PERSON PN

(1)

Based on 37,834,226 shares of Class A Common Stock outstanding as of November 2, 2020, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2020 filed with the Securities and Exchange Commission on November 5, 2020.

(2)	Represents approximately .04% of the total voting power of all outstanding shares of Class A and Class B Common Stock.

CUSIP No. 03782L101

1.	NAME OF REPORTING PERSON Abdiel Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,281,078 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,281,078 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,281,078 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.96% (2)(3)
14.	TYPE OF REPORTING PERSON OO

(1)	Consists of 5,122,245 shares of Class A common stock held by Abdiel Qualified Master Fund, LP and 158,833 shares of Class A common stock held by Abdiel Capital, LP.
(2)

Based on 37,834,226 shares of Class A Common Stock outstanding as of November 2, 2020, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2020 filed with the Securities and Exchange Commission on November 5, 2020.

(3)	Represents approximately 1.5% of the total voting power of all outstanding shares of Class A and Class B Common Stock.

CUSIP No. 03782L101

1.	NAME OF REPORTING PERSON Abdiel Capital Advisors, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,281,078 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,281,078 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,281,078 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.96% (2)(3)
14.	TYPE OF REPORTING PERSON PN, IA

(1)	Consists of 5,122,245 shares of Class A common stock held by Abdiel Qualified Master Fund, LP and 158,833 shares of Class A common stock held by Abdiel Capital, LP.
(2)

Based on 37,834,226 shares of Class A Common Stock outstanding as of November 2, 2020, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2020 filed with the Securities and Exchange Commission on November 5, 2020.

(3)	Represents approximately 1.5% of the total voting power of all outstanding shares of Class A and Class B Common Stock.

CUSIP No. 03782L101

1.	NAME OF REPORTING PERSON Colin T. Moran I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,281,078 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,281,078 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,281,078 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.96% (2)(3)
14.	TYPE OF REPORTING PERSON IN

(1)	Consists of 5,122,245 shares of Class A common stock held by Abdiel Qualified Master Fund, LP and 158,833 shares of Class A common stock held by Abdiel Capital, LP.
(2)

Based on 37,834,226 shares of Class A Common Stock outstanding as of November 2, 2020, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2020 filed with the Securities and Exchange Commission on November 5, 2020.

(3)	Represents approximately 1.5% of the total voting power of all outstanding shares of Class A and Class B Common Stock.

CUSIP No. 03782L101

AMENDMENT NO. 27 TO SCHEDULE 13D

This Amendment No. 27 (“Amendment No. 27”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on June 12, 2017 (the “Original Schedule 13D”) relating to the shares of Class A common stock, $0.0001 par value per share (the “Common Stock”), of Appian Corporation (the “Issuer”), as amended by Amendment No. 1 thereto on June 27, 2017 (“Amendment No. 1”), Amendment No. 2 thereto on June 29, 2017 (“Amendment No. 2”), Amendment No. 3 thereto on July 3, 2017 (“Amendment No. 3”), Amendment No. 4 thereto on July 7, 2017 (“Amendment No. 4”), Amendment No. 5 thereto on July 12, 2017 (“Amendment No. 5”), Amendment No. 6 thereto on July 31, 2017 (“Amendment No. 6”), Amendment No. 7 thereto on October 26, 2017 (“Amendment No. 7”), Amendment No. 8 thereto on November 20, 2017 (“Amendment No. 8”), Amendment No. 9 thereto on November 30, 2017 (“Amendment No. 9”), Amendment No. 10 thereto on December 12, 2017 (“Amendment No. 10”), Amendment No. 11 thereto on December 15, 2017 (“Amendment No. 11”), Amendment No. 12 thereto on February 23, 2018 (“Amendment No. 12”), Amendment No. 13 thereto on March 20, 2018 (“Amendment No. 13”), Amendment No. 14 thereto on March 27, 2018 (“Amendment No. 14”), Amendment No. 15 thereto on April 25, 2018 (“Amendment No. 15”), Amendment No. 16 thereto on April 30, 2018 (“Amendment No. 16”), Amendment No. 17 thereto on August 3, 2018 (“Amendment No. 17”), Amendment No. 18 thereto on August 24, 2018 (“Amendment No. 18”), Amendment No. 19 thereto on October 5, 2018 (“Amendment No. 19”), Amendment No. 20 thereto on October 15, 2018 (“Amendment No. 20”), Amendment No. 21 thereto on October 31, 2018 (“Amendment No. 21”), Amendment No. 22 thereto on November 2, 2018 (“Amendment No. 22”), Amendment No. 23 thereto on December 17, 2018 (“Amendment No. 23”), Amendment No. 24 thereto on February 22, 2019 (“Amendment No. 24”), Amendment No. 25 thereto on September 9, 2019 (“Amendment No. 25”) and Amendment No. 26 thereto on December 3, 2020 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 27 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The following paragraphs of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 27.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 27 and Item 2(c) of the Schedule 13D.

(c) On December 21, 2020, Abdiel Qualified Master Fund, L.P. made a distribution in kind of 203,674 shares of Common Stock to two of its limited partners (including Colin T. Moran), to satisfy such limited partners’ partial redemption of their respective interests in the partnership. Mr. Moran received 122,204 shares pursuant to such distribution. Also on December 21, 2020, Mr. Moran made a charitable gift of such 122,204 shares.

Information with respect to the additional transactions in the Common Stock effected by the Reporting Persons in the last sixty days is set forth on Schedule 1 attached hereto and incorporated herein by reference.

CUSIP No. 03782L101

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2021

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually

CUSIP No. 03782L101

SCHEDULE 1

Information with respect to Transactions Effected in the Last Sixty Days

Except as otherwise specified, all of the below transactions in the Common Stock were traded in the ordinary course on NASDAQ.

Abdiel Capital Advisors, LP serves as the investment manager of Abdiel Qualified Master Fund, LP and effected the below transactions.

1. Transaction Date	2. Transaction Type	3. Amount of Securities	4. Price Per Share
01/27/2021	Sale	589	$233.65	(1)
01/27/2021	Sale	5,985	$234.68	(2)
01/27/2021	Sale	19,438	$235.52	(3)
01/27/2021	Sale	21,644	$236.44	(4)
01/27/2021	Sale	20,623	$237.45	(5)
01/27/2021	Sale	17,212	$238.47	(6)
01/27/2021	Sale	4,710	$239.49	(7)
01/27/2021	Sale	97,136	$240.18	(8)
01/27/2021	Sale	24,276	$241.56	(9)
01/27/2021	Sale	19,306	$242.33	(10)
01/27/2021	Sale	64,895	$243.60	(11)
01/27/2021	Sale	82,935	$244.24	(12)
01/27/2021	Sale	54,865	$245.51	(13)
01/27/2021	Sale	34,290	$246.44	(14)
01/27/2021	Sale	12,054	$247.45	(15)
01/27/2021	Sale	12,247	$248.52	(16)
01/27/2021	Sale	15,175	$249.65	(17)
01/27/2021	Sale	41,118	$250.43	(18)
01/27/2021	Sale	9,284	$251.35	(19)
01/27/2021	Sale	6,587	$252.70	(20)
01/27/2021	Sale	57,010	$253.58	(21)
01/27/2021	Sale	48,685	$254.27	(22)
01/27/2021	Sale	11,120	$255.42	(23)
01/27/2021	Sale	4,600	$256.30	(24)
01/27/2021	Sale	1,069	$257.29	(25)
01/27/2021	Sale	589	$258.18	(26)
01/28/2021	Sale	15,291	$215.78	(27)
01/28/2021	Sale	7,623	$216.20	(28)
01/28/2021	Sale	2,955	$217.10	(29)
01/28/2021	Sale	34,843	$218.44	(30)
01/28/2021	Sale	4,768	$219.45	(31)
01/28/2021	Sale	1,771	$220.30	(32)
01/28/2021	Sale	3,587	$221.50	(33)
01/28/2021	Sale	6,361	$222.61	(34)
01/28/2021	Sale	6,819	$223.31	(35)
01/28/2021	Sale	291	$224.07	(36)
01/28/2021	Sale	3,383	$230.23	(37)
01/28/2021	Sale	784	$231.51	(38)
01/28/2021	Sale	775	$232.61	(39)
01/28/2021	Sale	2,132	$233.58	(40)
01/28/2021	Sale	1,141	$234.67	(41)
01/28/2021	Sale	1,379	$235.69	(42)
01/28/2021	Sale	4,755	$236.51	(43)
01/28/2021	Sale	12,903	$237.60	(44)
01/28/2021	Sale	6,416	$238.28	(45)

CUSIP No. 03782L101

01/28/2021	Sale	4,398	$239.36	(46)
01/28/2021	Sale	16,768	$240.42	(47)
01/28/2021	Sale	3,993	$241.45	(48)
01/28/2021	Sale	1,943	$242.29	(49)
01/28/2021	Sale	291	$243.43	(50)

CUSIP No. 03782L101

Abdiel Capital Advisors, LP serves as the investment manager of Abdiel Capital, LP and effected the below transactions.

1. Transaction Date	2. Transaction Type	3. Amount of Securities	4. Price Per Share
01/27/2021	Sale	11	$233.65	(1)
01/27/2021	Sale	109	$234.68	(2)
01/27/2021	Sale	355	$235.52	(3)
01/27/2021	Sale	395	$236.44	(4)
01/27/2021	Sale	377	$237.45	(5)
01/27/2021	Sale	314	$238.47	(6)
01/27/2021	Sale	86	$239.49	(7)
01/27/2021	Sale	1,774	$240.18	(8)
01/27/2021	Sale	443	$241.56	(9)
01/27/2021	Sale	353	$242.33	(10)
01/27/2021	Sale	1,187	$243.60	(11)
01/27/2021	Sale	1,516	$244.24	(12)
01/27/2021	Sale	1,002	$245.51	(13)
01/27/2021	Sale	626	$246.44	(14)
01/27/2021	Sale	220	$247.45	(15)
01/27/2021	Sale	224	$248.52	(16)
01/27/2021	Sale	277	$249.65	(17)
01/27/2021	Sale	751	$250.43	(18)
01/27/2021	Sale	170	$251.35	(19)
01/27/2021	Sale	120	$252.70	(20)
01/27/2021	Sale	1,041	$253.58	(21)
01/27/2021	Sale	889	$254.27	(22)
01/27/2021	Sale	203	$255.42	(23)
01/27/2021	Sale	84	$256.30	(24)
01/27/2021	Sale	20	$257.29	(25)
01/27/2021	Sale	11	$258.18	(26)
01/28/2021	Sale	487	$215.78	(27)
01/28/2021	Sale	243	$216.20	(28)
01/28/2021	Sale	94	$217.10	(29)
01/28/2021	Sale	1,111	$218.44	(30)
01/28/2021	Sale	152	$219.45	(31)
01/28/2021	Sale	56	$220.30	(32)
01/28/2021	Sale	114	$221.50	(33)
01/28/2021	Sale	203	$222.61	(34)
01/28/2021	Sale	217	$223.31	(35)
01/28/2021	Sale	9	$224.07	(36)
01/28/2021	Sale	108	$230.23	(37)
01/28/2021	Sale	25	$231.51	(38)
01/28/2021	Sale	25	$232.61	(39)
01/28/2021	Sale	68	$233.58	(40)
01/28/2021	Sale	36	$234.67	(41)
01/28/2021	Sale	44	$235.69	(42)
01/28/2021	Sale	151	$236.51	(43)
01/28/2021	Sale	411	$237.60	(44)
01/28/2021	Sale	204	$238.28	(45)
01/28/2021	Sale	140	$239.36	(46)
01/28/2021	Sale	534	$240.42	(47)
01/28/2021	Sale	127	$241.45	(48)

CUSIP No. 03782L101

01/28/2021	Sale	62	$242.29	(49)
01/28/2021	Sale	9	$243.43	(50)

(1)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $233.20 to $233.96. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(2)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $234.07 to $234.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(3)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $235.00 to $235.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(4)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $236.00 to $236.98. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(5)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $237.00 to $237.995. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(6)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $238.00 to $238.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(7)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $239.00 to $239.985. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(8)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $240.00 to $240.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(9

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $241.00 to $241.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(10)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $242.00 to $242.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(11)

The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $243.00 to $243.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

CUSIP No. 03782L101

(12) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $244.00 to $244.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(13) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $245.00 to $245.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(14) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $246.00 to $246.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(15) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $247.00 to $247.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(16) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $248.00 to $248.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(17) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $249.00 to $249.995. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(18) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $250.00 to $250.995. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(19) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $251.00 to $251.48. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(20) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $252.01 to $252.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(21) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $253.00 to $253.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(22) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $254.00 to $254.97. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(23) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $255.00 to $255.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

CUSIP No. 03782L101

(24) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $256.00 to $256.96. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(25) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $257.00 to $257.69. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(26) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $258.02 to $258.26. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(27) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $215.44 to $215.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(28) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $216.00 to $216.98. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(29) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $217.00 to $217.46. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(30) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $218.00 to $218.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(31) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $219.00 to $219.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(32) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $220.14 to $220.77. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(33) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $221.00 to $221.97. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(34) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $222.00 to $222.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(35) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $223.03 to $223.81. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

CUSIP No. 03782L101

(36) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $224.06 to $224.07. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(37) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $230.00 to $230.90. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(38) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $231.00 to $231.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(39 The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $232.00 to $232.95. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(40) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $233.18 to $233.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(41) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $234.26 to $234.955. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(42) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $235.01 to $235.98. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(43) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $236.00 to $236.95. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(44) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $237.00 to $237.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(45) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $238.00 to $238.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(46) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $239.00 to $239.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

CUSIP No. 03782L101

(47) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $240.00 to $240.99. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(48) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $241.005 to $241.915. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(49) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $242.04 to $242.78. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(50) The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $243.24 to $243.45. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.